

07006820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/21/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.E.S.A. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Park Avenue
(No. and Street)

New York, (City) New York (State) 10033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
APR 02 2007
WASH., D.C.
199
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.E.S.A. Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

President

Title



Notary Public

Tomás L. Ryan de Heredia
Notary Public, State of New York
No. 02RY6152792
Qualified in New York County
My Commission Expires September 25, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure.

[x] (p) Statement of cash flows.

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

M.E.S.A. SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

Independent Auditors' Report

Board of Directors
M.E.S.A. SECURITIES, INC.

We have audited the accompanying statement of financial condition of M.E.S.A. SECURITIES, INC. as at December 31, 2006, and the related statements of income, changes in shareholders' equity and cash flows for the initial operating period November 21, 2005 (inception) to December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.E.S.A. Securities, Inc. as at December 31, 2006 and the results of its operations and its cash flows for the initial operating period November 21, 2005 (inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber & Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 28, 2007

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

M.E.S.A. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2006

ASSETS

Current assets:	
Cash	$ 121,595
Prepaid expenses and other current assets	7,258
Total current assets	128,853
Property and equipment (at cost, less $96 accumulated depreciation)	1,341
TOTAL	$ 130,194

LIABILITIES

Current liabilities:	
Accounts payable and accrued expenses	$ 33,353
Payroll taxes payable	54,657
Income taxes payable	6,100
Total liabilities	94,110

SHAREHOLDERS' EQUITY

Common stock - No par value, 200 shares authorized; 20 shares subscribed but unissued	--
Additional paid-in capital	36,084
Retained earnings	--
Shareholders' equity	36,084
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 130,194

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIOD FROM NOVEMBER 21, 2005 (INCEPTION) TO DECEMBER 31, 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Subscribed but unissued shares*	20	$ --			
Capital contributions			$ 100,000		$ 100,000
Net income				$ 56,084	56,084
Dividends paid			(63,916)	(56,084)	(120,000)
Balance - December 31, 2006	20	$ --	$ 36,084	$ --	$ 36,084

*Issued in March 2007

The notes to financial statements are made a part hereof.

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

M.E.S.A. SECURITIES, INC.

STATEMENT OF INCOME

FOR THE PERIOD FROM NOVEMBER 21, 2005 (INCEPTION) TO DECEMBER 31, 2006

Placement fees and consulting income		$ 430,000
Expenses:		
Professional fees	$ 122,352	
Payroll	112,308	
Payroll taxes	9,626	
Travel and entertainment	70,420	
Administrative fees to affiliate	28,050	
Rent	16,324	
Insurance	8,914	
Supplies	5,468	
Utilities fees	7,196	
Repairs and maintenance	2,300	
Subscription and membership dues	7,940	
Depreciation	96	
Miscellaneous expenses	5,079	396,073
Operating income		33,927
Other income:		
Cancellation of debt	28,050	
Interest income	207	28,257
Income before income taxes		62,184
New York state and city income taxes		6,100
NET INCOME		$ 56,084

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM NOVEMBER 21, 2005 (INCEPTION) TO DECEMBER 31, 2006

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net income	$ 56,084
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	96
Net change in asset and liability accounts:	
Prepaid expenses and other current assets	(7,258)
Accounts payable and accrued expenses	33,353
Payroll taxes payable	54,657
Income taxes payable	6,100
Total adjustments	86,948
Net cash provided by operating activities	143,032
Cash flows used for investing activities:	
Acquisition of property and equipment	(1,437)
Cash flows from financing activities:	
Capital contributions	100,000
Dividends paid	(120,000)
Net cash used for financing activities	(20,000)
NET INCREASE IN CASH - CASH AT DECEMBER 31, 2006	$ 121,595

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Organization

M.E.S.A. Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company engages in the private placement of securities on a best efforts basis and the provision of consulting services. Revenue from consulting services is recognized as services are performed. Revenue from private placements is recognized when the transaction closes.

Summary of Significant Accounting Policies

Cash

At December 31, 2006, all of the Company's cash balances are on deposit at one bank and are insured by the FDIC to a maximum of $100,000.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates.

Income Taxes

The Company has elected "S" Corporation treatment for both federal and state income tax purposes. As such, the Company's shareholders are taxed individually on the Company's earnings. The Company is subject to New York City corporation tax and state minimum corporate taxes at the Company level.

NOTE B - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of approximately $27,000 which was approximately $22,000 in excess of its required net capital of $5,000. Under certain circumstances, withdrawals of capital may be restricted.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006

NOTE C - Administrative Fees

For the period from November 21, 2005 to December 31, 2006, an affiliate of the Company, owned by its shareholders, provided administrative office and administrative support services valued at $28,050 pursuant to an Expense Sharing agreement. At December 31, 2006, the affiliate agreed to forgive the aforementioned charges. Both the charges and the forgiveness of the debt are reflected in the attached statement of operations as costs and income, respectively.

NOTE D - Concentration of Risk

Three clients accounted for 100% of the Company's revenue in 2006, with the largest client accounting for 81% of the total.

NOTE E - Rent

Commencing in September 2006, the Company leases space in New York, New York on a month-to-month basis for approximately $4,000 per month. Rental expense from November 21, 2005 (inception) to December 31, 2006 was approximately $16,000.

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

SCHEDULE 1

M.E.S.A. SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2006

Net Capital:		
Total stockholder's equity before nonallowable assets		$ 36,084
Nonallowable asset:		
Prepaid expenses and other current assets	$ 7,258	
Fixed assets	1,341	8,599
Net capital		27,485
Minimum net capital required		5,000
Excess net capital		**$ 22,485**
Capital Ratio:		
Ratio of aggregate indebtedness to net capital		3.42

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	**$ 13,883**
Adjustments to record forgiveness of debt and additional accruals	**13,602**
Balance - December 31, 2006	**$ 27,485**

SCHEDULE 2

M.E.S.A. SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS AT DECEMBER 31, 2006

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(i) because it does not hold funds or securities for, or owe money or securities to, its customers.

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

To the Board of Directors
M.E.S.A. Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of M.E.S.A. Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure..

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

To the Board of Directors
M.E.S.A. Securities, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report its intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Cornick Garber + Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 28, 2007

END